51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2   Date of Material Change

September 10, 2019

Item 3   News Release

The news release dated September 12, 2019 was disseminated through Stockwatch and Market News.

Item 4   Summary of Material Change

On September 10, 2019, the Company completed a first tranche of its private placement financing (the “Offering”), pursuant to which it sold 1,089,125 Class A Preference Shares (each, a “Class A Share”) at a price of $0.40 per Class A Share for aggregate gross proceeds of up to $435,650.  The Company intends on completing further tranches.

The Class A Shares carry certain rights and restrictions, which include:

•
a fixed dividend rate which shall accrue on a daily basis (based on a 360 day year consisting of 12 30-day months) at a rate of seven (7%) per annum, which dividends may be paid in cash or in common shares of the Company (each, a “Share”) at the Market Price (as defined in the polices of the TSXV) at the date of such payment;

•
the right to convert the paid up amount of each Class A Share, from time-to-time, into Shares at any time prior to the date that is five (5) years from the date of issuance of the Class A Shares at a conversion price that is equal to $0.33;

•	voting rights only on matters pertaining to Class A Shares until they are converted to common shares at which time all voting rights attach; and
•	a first priority over all Shares or shares of any other class of the Company as to dividends and upon liquidation.

Subject to the earlier conversion by shareholders and compliance with applicable laws, the Company may, in its discretion at any time, prior to the date that is five (5) years from the date of issuance of the Class A Shares (the “Required Redemption Date”) redeem all of the Class A Shares at a price (the “Redemption Price”) of: (i) $0.468 per Class A Share for the period from the date of issuance (the “Issue Date”) to the date that is the first anniversary of the Issue Date; (ii) $0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date; (iii) $0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date; (iv) $0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and (v) $0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date. On the Required Redemption Date, the Issuer must redeem all remaining outstanding Class A Shares at the Redemption Price, subject to compliance with applicable laws.

The proceeds of the Offering will be used to secure certain regulatory approvals for, and to launch certain products currently in development by the Company and for general working capital purposes.

The Company paid $19,652 cash finder’s fees to one finder.

All of the Class A Shares issued in this tranche, and any securities into which they may be exchanged or converted, are subject to resale restrictions imposed by applicable law or regulation, a statutory hold period expiring on January 11, 2020.

Each of Andrew Schutte, Peter Lewis and David Hall (collectively, the “Insiders”) participated in the Offering.  The Insider’s participation constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but each issuance was exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Class A Shares issued to the related party does not exceed 25% of the Company’s market capitalization.

None of the securities issued in connection with the Offering will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

Item 5   Full Description of Material Change

5.1          Full Description of Material Change

A full description of the material change is described in Item 4 above and in the attached News Release which was filed on SEDAR.

Disclosure Required by MI 61-101

Pursuant to MI  61-101, the Offering constituted a “related party transaction” as certain directors and officers of the Company participated in the Offering.

The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.

(a)	a description of the transaction and its material terms:

See Item 4 above for a description of the Offering.

(b)	the purpose and business reasons for the transaction:

The proceeds of the Offering will be used to secure certain regulatory approvals for, and to launch certain products currently in development by the Company and for general working capital purposes.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

The Company does not anticipate any material effect on the Company’s business and affairs.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Andrew Schutte, a director of the Company, was issued 250,000 Class A Shares for gross proceeds of $100,000.

David Hall, the Chairman and a director of the Company, was issued 37,500 Class A Shares for gross proceeds of $15,000.

Peter W. Lewis, Inc., a company controlled by Peter Lewis, a director of the Company, was issued 37,500 Class A Shares for gross proceeds of $15,000.

(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Offering on the percentage of securities of the Company beneficially owned or controlled by each of Messrs. Schutte, Hall and Lewis:

Name and Position	Dollar Amount of Class A Shares Purchased	Number of Class A Shares Issued	No. of Securities Held prior to Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities prior to Closing of the Debt Settlement	No. of Securities Held After Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities After Closing of the Debt Settlement
David Hall Chairman and Director	$15,000	37,500 Class A Shares	Undiluted: 251,324 Diluted: 426,324(1)	Undiluted: 0.91%(2) Diluted: 1.54%(3)	Undiluted: 251,324 Diluted: 539,960(4)	Undiluted: 0.91%(5) Diluted: 1.94%(6)
Andrew Schutte Director	$100,000	250,000 Class A Shares	Undiluted: 1,295,415 Diluted: 1,325,415(7)	Undiluted: 4.7%(2) Diluted: 4.81%(8)	Undiluted: 1,295,415 Diluted: 2,082,990(9)	Undiluted: 4.7%(5) Diluted: 7.35%(10)
Peter Lewis Director	$15,000	37,500 Class A Shares	Undiluted: 40,789 Diluted: 130,789(11)	Undiluted: 0.15%(2) Diluted: 0.47(12)	Undiluted: 40,789 Diluted: 244,425(13)	Undiluted: 0.15%(5) Diluted: 0.88%(14)

(1)
Comprised of: (i) 251,324  Shares held directly by Mr. Hall, and (ii) 175,000 options held directly by Mr. Hall, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(2)	Based on 27,536,388 Shares outstanding prior to the completion of the Offering.

(3)
Based on 27,711,388 Shares outstanding on a partially-diluted basis prior to the completion of the Offering, comprised of: (i) 27,536,388 Shares outstanding prior to the completion of the Offering and (ii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(4)
Comprised of: (i) 251,324 Shares held directly, (ii) all of the convertible securities of the Company set out in footnote (1) above and (iii) 113,636 Shares issued on the conversion of the Class A Shares at a conversion price of $0.33 per Class A Share.

(5)	Based on 27,536,388 Shares outstanding following the completion of the Offering.

(6)
Based on 27,825,024 Shares outstanding on a partially diluted-basis following the completion of the Offering, comprised of: (i) 27,536,388 Shares outstanding following the completion of the Offering, (ii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall and (iii) 113,636 Shares that may be issuable on conversion of Class A Shares held directly by Mr. Hall.

(7)
Comprised of: (i) 1,295,415 Shares held directly by Mr. Schutte, and (ii) 30,000 options held directly by Mr. Schutte, each of which is exercisable into one Share exercisable at a price of $0.43 per Share until July 30, 2023.

(8)
Based on 27,566,388 Shares outstanding on a partially-diluted basis prior to the completion of the Offering, comprised of: (i) 27,536,388 Shares outstanding prior to the completion of the Offering and (ii) 30,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte.

(9)
Comprised of: (i) 1,295,415 Shares held directly, (ii) all of the convertible securities of the Company set out in footnote (7) above and (iii) 757,575 Shares issued on the conversion of the Class A Shares at a conversion price of $0.33 per Class A Share.

(10)
Based on 28,323,963 Shares outstanding on a partially diluted-basis following the completion of the Offering, comprised of: (i) 27,536,388 Shares outstanding following the completion of the Offering, (ii) 30,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte and (iii) 757,575 Shares that may be issuable on conversion of Class A Shares held directly by Mr. Schutte.

(11)
Comprised of: (i) 40,789 Shares held directly by Mr. Lewis, and (ii) 90,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 10,000 are exercisable at a price of $5.50 per Share until September 5, 2020, 30,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(12)
Based on 27,626,388 Shares outstanding on a partially-diluted basis prior to the completion of the Offering, comprised of: (i) 27,536,388 Shares outstanding prior to the completion of the Offering, and (ii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(13)
Comprised of: (i) 40,789 Shares held directly, (ii) all of the convertible securities of the Company set out in footnote (11) above and (iii) 113,636 Shares issued on the conversion of the Class A Shares at a conversion price of $0.33 per Class A Share.

(14)
Based on 27,740,024 Shares outstanding on a partially diluted-basis following the completion of the Offering, comprised of: (i) 27,536,388 Shares outstanding following the completion of the Offering, (ii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis and (iii) 113,636 Shares that may be issuable on conversion of Class A Shares held indirectly through Peter W. Lewis Inc., a company wholly owned by Mr. Lewis.

(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Hall, Schutte and Lewis abstained on the resolution of the board of directors approving the Offering with respect to their own Class A Share subscriptions.  A special committee was not established in connection with the approval of the Offering, and no materially contrary view or abstention was expressed or made by any director.

(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a subscription agreement with David Hall pursuant to which Mr. Hall acquired 37,500 Class A Shares for gross proceeds of $15,000.

The Company entered into a subscription agreement with Andrew Schutte pursuant to which Mr. Schutte acquired 250,000 Class A Shares for gross proceeds of $100,000.

The Company entered into a subscription agreement with Peter W. Lewis Inc., a company wholly owned by Peter Lewis, pursuant to which Peter W. Lewis Inc. acquired 37,500 Class A Shares for gross proceeds of $15,000.

(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Offering is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Class A Shares issued to each related party did not exceed 25% of the Company’s market capitalization.

As this material change report is being filed less than 21 days before the closing of the Offering, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Offering in a timely manner.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Contact:             Lee Buckler, CEO and President
Telephone:        604.248.8693

Item 9   Date of Report

September 20, 2019